

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-Mail
Aleksandr Gilev
President, Treasurer, Secretary and Director
Gilax, Corp.
42A Krygina Street, Suite 133
Vladivostok, Russia 690065

>   **Re: Gilax, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 10, 2012**
>   **File No. 333-183797**

Dear Mr. Gilev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan, no apparent operations and no products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Prospectus Cover Page

2. Please delete the last sentence in the Prospectus Subject to Completion legend, "[t]here is no minimum purchase requirement for the offering to proceed."

3. Please disclose any arrangements to place the funds in an escrow, trust or similar account or the lack of these arrangements pursuant to Item 501(b)(8)(iii) of Regulation S-K.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus

5. Please expand upon your disclosures to clarify whether DalLes, Ltd is a related party.

Prospectus Summary, page 5

6. We note disclosure that you are discussing the supply of wooden railway ties with potential customers. Please reconcile this disclosure with the disclosure in the risk factor "If we do not attract customers . . ." on page 8 that you have not identified any customers.

Risk Factors, page 6

7. Please add a risk factor about Mr. Gilev's lack of prior experience in selling the projects you propose to undertake.

Dilution, page 12

8. Please revise the last caption in the table presented on page 14 to reference the sale of one-third of shares sold rather than 50% of shares sold.

Description of Business, page 20

Product, page 21

9. Please tell us supplementally whether the information in the fifth and sixth sentences of the first paragraph and the chart on page 21 is widely available to the public. We may have additional comments upon review of your response.

Index to Financial Statements, page 30

10. Please include updated interim financial statements for the fiscal quarter ended July 31, 2012, and corresponding prior period. Refer to Rules 8-03 and 8-08 of Regulation S-X

for guidance. Please update other areas of your Form S-1 for the interim period financial information.

Note 1 – Summary of Significant Accounting Policies, page 36

11. Please provide the disclosures required by ASC 855-10-50-1 regarding subsequent events.

Item 16. Exhibits

12. Please file your subscription agreement and include such agreement in the exhibit index.

13. We note that your articles of incorporation and bylaws are filed as exhibits 3 and 3.1 but are listed in the exhibit index as exhibits 3.1 and 3.2. Please revise the exhibit index to reflect the correct exhibit number.

Legal Opinion, Exhibit 5.1

14. We note that the names of counsel and the notation of the asterisks on the top left hand side of the opinion are cut off. Please refile the legal opinion so that the information in the top left hand side is readable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        Kevin Polis, Esq.